Mail Stop 4561

May 22, 2009

John E. Caldwell, President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario
CANADA L3R 4N6
Via facsimile also at (905) 479-5326

       Re: SMTC Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed May 14, 2009
               File No. 000-31041

Dear Mr. Caldwell:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2 – Approval of Amendment to the Charter to Eliminate Director Classes

1.   It appears that you are proposing to declassify the board in a manner that would affect the unexpired terms of some of the directors previously elected. Please provide us with your analysis as to whether your proposal is consistent with the statutory provisions of Delaware law and your certificate of incorporation regarding the removal of directors. Specifically, please address whether your proposal could result in the removal of certain of your directors other than for cause, and, if so, how this is consistent with Section 141(k) of the Delaware General Corporation Law.

2.   Please discuss in this section of your proxy statement the reason(s) for your proposal to amend your certificate of incorporation to declassify the board. See Item 19 of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Katherine Wray
Staff Attorney